UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM SD

Specialized Disclosure Report

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POOL CORPORATION

(Exact name of registrant as specified in its charter)

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Delaware	0-26640	36-3943363
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

109 Northpark Boulevard, Covington, Louisiana	70433-5001
(Address of principal executive offices)	(Zip Code)

Melanie M. Hart, Senior Vice President and Chief Financial Officer
985-892-5521
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being submitted, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Explanatory Note

This Form SD of Pool Corporation (the Company, we, us or our) has been prepared pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (Rule 13p-1), for the period January 1, 2025 to December 31, 2025 (the Reporting Period). For purposes of this Form S-D, “Conflict Minerals” means the minerals outlined in Item 1.01(d)(3) of Form SD and “Covered Countries” means the Democratic Republic of the Congo or an adjoining country.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Pool Corporation is the world’s largest wholesale distributor of swimming pool supplies, equipment and related leisure products and is one of the leading distributors of irrigation and landscape products in the United States. We offer our customers approximately 200,000 manufacturer, proprietary and exclusive brand products. As a distributor, the majority of products that we sell are made to manufacturers’ specifications and sold under the manufacturers’ brand names. We also contract with certain vendors and manufacturers to supply or produce our branded products, which generally consists of affixing our trademark or label to a generic product. With respect to these products, we may exert varying degrees of involvement in the design process, but in most cases, we have no influence over the manufacturing process.

We conducted an extensive review of our branded products manufactured or contracted to be manufactured during the Reporting Period to determine whether any branded products contained one or more Conflict Minerals necessary to the functionality or production of the branded product. Vendors from whom we source our branded products were asked to complete our internally developed questionnaire to identify any products that may contain Conflict Minerals. We conducted a good faith reasonable country of origin inquiry, including a questionnaire that sought the name of the country of origin for any Conflict Minerals so identified.

In compiling the responses, we noted that, as in prior years, certain branded products we contracted to be manufactured in the Reporting Period contain Conflict Minerals. As described by the applicable manufacturers, these Conflict Minerals are necessary to the production of the products in order to achieve desired objectives or aesthetic finishes. For the products identified to contain Conflict Minerals, the manufacturers disclosed that the Conflict Minerals were not sourced from the Covered Countries for the Reporting Period.

Based on our vendor inquiry procedures and reasonable country of origin inquiries, we have no reason to believe that the products we contracted to be manufactured in the Reporting Period contain Conflict Minerals that may have originated in the Covered Countries.

A copy of this Form SD is publicly available on our website at ir.poolcorp.com under the headings Investors - SEC Filings. The content of the Company’s website referred to in this Form SD is not intended to be incorporated by reference into or part of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

POOL CORPORATION

By:	/s/ Melanie M. Hart
Melanie M. Hart
Senior Vice President and Chief Financial Officer

Dated: May 20, 2026